EXHIBIT 99.1

IIJ Announces First Six Months Financial Results for the Fiscal Year Ending March 31, 2013

TOKYO, Nov. 8, 2012 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its consolidated financial results for the first six months of the fiscal year ending March 31, 2013 (from April 1 to September 30, 2012, "1H FY2012" "1H12").[1]

Highlights of 1H FY2012 Financial Results

Revenues	JPY51,109 million ($656 million, up 8.3% YoY)
Operating Income	JPY3,263 million ($42 million, up 33.3% YoY)
Net Income attributable to IIJ	JPY2,007 million ($26 million, up 47.4% YoY)

-- 1H FY2012 revenues increased by 8.3%. Revenues for network services, system integration, and ATM operation business each grew YoY.
-- 1H FY2012 operating income increased by 33.3% mainly because gross margin of network services and ATM operation business increased while SG&A stayed around the same level as 2Q11.

Overview of 1H FY2012 Financial Results and Business Outlook

"We have been consistently pursuing our strategy for a long time to capture the increasing needs for outsourcing network-systems by leveraging our strong technology expertise and splendid Japanese blue-chip client base. We recognize this strategy has been gradually bearing fruit with growing network traffic and cloud computing trends in Japan, as evident in this first half of FY2012 results," said Koichi Suzuki, President and CEO of IIJ.

"Revenues and incomes in this first half fairly exceed our interim target as a result of continuous accumulation of monthly recurring type services' orders and gradually recovering systems construction revenues," continued Suzuki. "We continue to see strong demands on over 1Gbps bandwidth usage for internet connectivity from carriers, content providers, CATVs and others along with their increasing traffic volume. Also, we are seeing some improvements in the scale of projects for systems construction. As for our overseas business, we continue to expand the cloud service business in the U.S., acquire orders of SI projects, and we are seeing that they are beginning to contribute to the revenue."

"Our business developments as well as financial results accomplished during this first half reflect our successful strategy. With constant introduction of new cloud services features, we have strengthened our position as a leading cloud services provider in Japan. IIJ GIO, our cloud services, was ranked as the top share in the Japanese public cloud market[2] and evaluated as one of the few best brands[3]. Regarding R&D, we are pleased to announce the first commercial version of Software Defined Network (SDN) platform was released this fall."

[1] Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY77.92 per US$1.00, which was the noon buying rate on September 28, 2012.

[2] According to Fuji Chimera Institute's report, IIJ GIO is the top service provider in the Japanese public cloud market based on its FY2011 revenue and accomplishments such as the number of projects. The Institute analyzed strategies and service line-ups of 41 companies and the market trends. IIJ GIO's FY2011 total revenue was JPY3 billion which makes up 17.2% of the JPY17.4 billion market, marking the top share. The report was published in July 2012.

[3] Based on more than 6,000 survey responses of Nikkei BP Agency's "Fifth Cloud Ranking," IIJ was chosen as "Best Brands" for IIJ GIO's popularity, reliability, and technology expertise. IIJ also received 3 "Best Services" awards in "Cloud Platform services (IaaS/PaaS)," "General Information SaaS," and "Specified Tasks SaaS." The ranking was publicized in October 2012.

1H FY2012 Financial Results Summary

Operating Results Summary
			YoY %
	1H11	1H12	Change
	JPY millions	JPY millions
Total Revenues	47,207	51,109	8.3
Network Services	31,321	32,259	3.0
SI	14,714	17,127	16.4
Equipment Sales	611	641	5.1
ATM Operation Business	561	1,082	92.9
Total Costs	37,971	40,961	7.9
Network Services	25,046	25,383	1.3
SI	11,726	14,089	20.2
Equipment Sales	546	551	0.9
ATM Operation Business	653	938	43.7
SG&A Expenses and R&D	6,788	6,885	1.4
Operating Income	2,448	3,263	33.3
Income before Income Tax Expense	2,291	3,176	38.7
Net income attributable to IIJ	1,361	2,007	47.4

Segment Summary
	1H11	1H12
	JPY millions	JPY millions
Net Revenues	47,207	51,109
Network services and SI business	46,894	50,311
ATM operation business	561	1,082
Elimination	248	284
Operating Income (Loss)	2,448	3,263
Network service and SI business	2,658	3,260
ATM operation business	(164)	83
Elimination	46	80

We have omitted segment analysis because most of our revenues are dominated by Network services and SI business.

1H FY2012 Results of Operation

Revenues

Total revenues of 1H FY2012 were JPY51,109 million, up 8.3% YoY.

Network Services revenue was JPY32,259 million, up 3.0% YoY.

Revenues for Internet connectivity services for corporate use were JPY7,816 million, up 7.4% YoY, mainly due to the continuous demands for broader bandwidth by network operators.

Revenues for Internet connectivity services for home use were JPY2,768 million, down 5.5% YoY. While our LTE mobile data communication service, which was introduced in February 2012, has been accumulating orders continuously, the cancellations of old type connectivity services continued.

WAN services revenue was JPY12,577 million, down 1.0% YoY, stayed around the same level as 1H11.

Outsourcing services revenues were JPY9,098 million, up 8.2% YoY. Datacenter-related, web security-related and "IIJ GIO Hosting Package Services" each grew continuously.

Number of Contracts for Connectivity Services
			YoY
	1H11	1H12	Change
Internet Connectivity Services (Corporate Use)	91,404	100,282	8,878
IP Service (-99Mbps)	936	911	(25)
IP Service (100Mbps-999Mbps)	329	369	40
IP Service (1Gbps--)	129	164	35
IIJ Data Center Connectivity Service	304	315	11
IIJ FiberAccess/F and IIJ DSL/F	42,577	45,741	3,164
IIJ Mobile Service[4]	45,871	51,488	5,617
Others	1,258	1,294	36
Internet Connectivity Services (Home Use)	376,138	431,620	55,482
Under IIJ Brand	38,623	65,808	27,185
hi-ho	145,249	152,031	6,782
OEM	192,266	213,781	21,515
Total Contracted Bandwidth	820.7 Gbps	1,003.3Gbps	182.6Gbps

Network Services Revenues Breakdown
			YoY %
	1H11	1H12	change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	7,277	7,816	7.4
IP Service[5]	4,633	4,934	6.5
IIJ FiberAccess/F and IIJ DSL/F	1,564	1,606	2.7
IIJ Mobile Service[6]	956	1,156	20.9
Others	124	120	(3.2)
Internet Connectivity Service (Home Use)	2,930	2,768	(5.5)
Under IIJ Brand	453	621	36.9
hi-ho	2,190	1,841	(15.9)
OEM	287	306	6.8
WAN Services	12,702	12,577	(1.0)
Outsourcing Services	8,412	9,098	8.2
Total Network Services	31,321	32,259	3.0

SI revenues were JPY17,127 million, up 16.4% YoY.

Systems construction revenue, a one-time revenue, was JPY6,694 million, up 28.9% YoY, mainly due to the increase in the number of mid- to large- sized systems construction projects. Overseas construction projects were also added. Revenues relating to IIJ-Exlayer and its overseas subsidiaries, which operate SI business overseas, have been consolidated from 2Q FY2012, and the total revenues for the three months were JPY171 million. Systems operation and maintenance revenue, a recurring revenue, was JPY10,433 million, up 9.6% YoY. The increase was mainly due to the continuous accumulation of revenue from "IIJ GIO Component Services."

The order backlog for systems construction and equipment sales was JPY4,803 million, up 4.6% YoY. The order backlog for systems operation and maintenance was JPY15,074 million, up 12.4% YoY.

Equipment sales revenues were JPY641 million, up 5.1% YoY.

ATM Operation Business revenues were JPY1,082 million, up 92.9% YoY, along with the increase in the numbers of ATMs newly placed. As of November 8, 2012, 567 ATMs are placed.

[4] Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.

[5] IP Service revenues include revenues from the Data Center Connectivity Service.

[6] Revenue from mobile data communication service for home use is included in Internet Connectivity service (home use).

Cost and expense

Cost of revenues was JPY40,961 million, up 7.9% YoY.

Cost of Network Services revenue was JPY25,383 million, up 1.3% YoY mainly due to the increase in outsourcing-related costs, personnel-related costs and network operation-related costs. Gross margin for network services was JPY6,876 million, up 9.6% YoY and gross margin ratio was 21.3%, up 1.3 points YoY.

Cost of SI revenues was JPY14,089 million, up 20.2% YoY. There were increases in purchasing costs, outsourcing-related costs and network operation-related costs in relation to the increase in systems construction revenues. Gross margin for SI was JPY3,037 million, up 1.6% YoY and gross margin ratio was 17.7%, down 2.6 points YoY.

Cost of Equipment Sales revenues was JPY551 million, up 0.9% YoY. Gross margin was JPY91 million and gross margin ratio was 14.1%, up 3.5 points YoY.

Cost of ATM Operation Business revenues was JPY938 million, up 43.7% YoY mainly due to the increase in the number of newly placed ATMs. Gross margin ratio for ATM operation business was 13.3%.

SG&A and R&D Expenses

SG&A and R&D expenses in total were JPY6,885 million, up 1.4% YoY.

Sales and marketing expenses were JPY3,932 million, up 0.4% YoY, mainly due to the increase in sales commission to our sales partners. Amortization expenses of customer relationship related to IIJ Global Solutions Inc. was JPY184 million, slightly decreased from JPY212 million in 1H11.

General and administrative expenses were JPY2,745 million, up 1.4% YoY. The increase was mainly due to the increase in personnel-related expenses.

Research and development expenses were JPY208 million, up 28.2% YoY.

Operating income

Operating income was JPY3,263 million, up 33.3% YoY mainly because gross margin of each revenue line increased and SG&A stayed around the same level.

Other income (expenses)

Other income (expenses) was an expense of JPY87 million (an expense of JPY157 million for 1H11).

Income before income tax expenses

Income before income tax expenses was JPY3,176 million, up 38.7% YoY.

Net Income

Income tax expense was JPY1,251 million (JPY1,055 million for 1H11).

Equity in net income of equity method investees was JPY83 million (JPY77 million for 1H11) mainly due to net income of Internet Revolution, Inc. and Internet Multifeed Co.

As a result of the above, net income was JPY2,008 million, up 53.0% YoY (JPY1,312 million for 1H11).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY1 million (loss of JPY49 million for 1H11) mainly related to Trust Networks Inc.

Net income attributable to IIJ was JPY2,007 million, up 47.4% YoY.

1H FY2012 Financial Condition

Balance Sheets

As of September 30, 2012, the balance of total assets was JPY75,723 million, increased by JPY2,230 million from the balance as of March 31, 2012.

As for current assets as of September 30, 2012, as compared to the respective balances as of March 31, 2012, cash and cash equivalents decreased by JPY1,866 million mainly due to the payment of income tax and the repayment of bank borrowings, prepaid expenses increased by JPY935 million and inventories increased by JPY839 million, respectively. As for noncurrent assets, as compared to the respective balance as of March 31, 2012, property and equipment increased by JPY2,175 million, resulting from the investment in servers and network equipments for cloud computing service and others. As for current liabilities, as compared to the respective balance as of March 31, 2012, income tax payable decreased by JPY1,315 million.

As for the balances of capital lease obligations, as compared to the respective balances as of March 31, 2012, capital lease obligations-current portion increased by JPY380 million to JPY3,377 million and capital lease obligations-noncurrent increased by JPY926 million to JPY5,667 million, respectively. The balance of long-term borrowings including current portion as of September 30, 2012 was decreased to JPY1,990 million resulted from the repayment of JPY1,010 million.

As of September 30, 2012, the balance of other investments was JPY3,251 million. The breakdown of other investments were JPY2,060 million in nonmarketable equity securities, JPY839 million in available-for-sale securities and JPY352 million in other.

As of September 30, 2012, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY6,124 million, and the breakdown of non-amortized intangible assets were JPY5,969 million in goodwill and JPY155 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY4,944 million.

Total IIJ shareholders' equity as of September 30, 2012 was JPY34,350 million, an increase by JPY1,662 million from the balance as of March 31, 2012. IIJ Shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of September 30, 2012 was 45.4%.

Cash Flows

Cash and cash equivalents as of September 30, 2012 were JPY11,670 million compared to JPY10,974 million as of September 30, 2011.

Net cash provided by operating activities for 1H12 was JPY3,970 million compared to net cash provided by operating activities of JPY4,288 million for 1H11. While operating income increased, there was the increase in payments for income taxes.

Net cash used in investing activities for 1H12 was JPY3,054 million compared to net cash used in investing activities of JPY3,234 million for 1H11, mainly due to payments for purchase of property and equipments of JPY2,785 million (JPY3,382 million for 1H11).

Net cash used in financing activities for 1H12 was JPY2,756 million compared to net cash used in financing activities of JPY3,358 million for 1H11, due to principal payments under capital leases of JPY1,813 million (JPY1,594 million for 1H11), repayment for bank borrowings of JPY589 million (net) (repayment of JPY1,460 million (net) for 1H11)and payments for FY2011 year-end dividends of JPY355 million (JPY304 million for 1H11).

FY2012 Financial Targets (announced on May 15, 2012)

Our financial targets for FY2012 are as follows:

(JPY in millions)
	Revenues	Operating Income	Income before Income Tax Expense (Benefit)	Net Income attributable to IIJ
Full FY2012	107,000	7,500	6,900	4,000

Revenues, operating income, income before income tax expense (benefit) and net income attributable to IIJ for 1H12 all exceeded the disclosed targets. Our financial results tend to be weak in the first half and strong in the second half, especially in fourth quarter, of every fiscal year due to seasonal factor. The second half financial results have larger contribution to the full year financial results, thus, our FY2012 full year financial targets announced on May 15, 2012 remain unchanged.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1H11	1H12
	JPY millions	JPY millions
Adjusted EBITDA	5,872	6,902
Depreciation and Amortization [7]	3,424	3,639
Operating Income	2,448	3,263
Other Income (Expense)	(157)	(87)
Income Tax Expense	1,056	1,251
Equity in Net Income of Equity Method Investees	77	83
Net income	1,312	2,008
Net loss (income) attributable to noncontrolling interests	49	(1)
Net Income attributable to IIJ	1,361	2,007

CAPEX
	1H11	1H12
	JPY millions	JPY millions
CAPEX, including capital leases	6,445	5,903
Acquisition of Assets by Entering into Capital Leases	3,063	3,118
Purchase of Property and Equipment	3,382	2,785

Others

IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, basic net income attributable to IIJ per share and diluted net income attributable to IIJ per share have been calculated as if the stock split was conducted at the beginning of the previous consolidated fiscal year. Number of authorized shares, shares outstanding (shares of common stock) and treasury stock in the consolidated balance sheet are calculated as if the stock split was conducted at the beginning of the previous consolidated fiscal year.

[7] Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Presentation

Presentation Materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on November 8, 2012.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

For inquiries, contact:

IIJ Investor Relations
Tel: +81-3-5259-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2012 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Quarterly Consolidated Balance Sheets (Unaudited)
(As of March 31, 2012 and September 30, 2012)

	As of March 31, 2012	As of September 30, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	13,536,824	149,775	11,670,450
Accounts receivable, net of allowance for doubtful accounts of JPY 107,919 thousand and JPY 105,762 thousand at March 31, 2012 and September 30, 2012, respectively	15,722,135	200,822	15,648,040
Inventories	752,075	20,414	1,590,661
Prepaid expenses	1,848,344	35,726	2,783,735
Deferred tax assets -Current	939,370	10,655	830,227
Other current assets, net of allowance for doubtful accounts of JPY 10,732 thousand and JPY 10,733 thousand at March 31, 2012 and September 30, 2012, respectively	891,560	11,947	930,990
Total current assets	33,690,308	429,339	33,454,103
INVESTMENTS IN EQUITY METHOD INVESTEES	1,406,634	20,492	1,596,746
OTHER INVESTMENTS	2,938,146	41,723	3,251,030
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 25,693,163 thousand and JPY 27,457,471 thousand at March 31, 2012 and September 30, 2012, respectively	19,735,546	281,195	21,910,736
GOODWILL	5,788,333	76,604	5,968,960
OTHER INTANGIBLE ASSETS -Net	5,396,469	65,678	5,117,608
GUARANTEE DEPOSITS	1,899,815	24,567	1,914,237
DEFERRED TAX ASSETS -Noncurrent	24,760	351	27,351
NET INVESTMENT IN SALES-TYPE LEASES —Noncurrent	935,446	10,192	794,191
Prepaid expenses —Noncurrent	1,536,932	20,093	1,565,622
OTHER ASSETS, net of allowance for doubtful accounts of JPY86,388 thousand and JPY 85,995 thousand at March 31, 2012 and September 30, 2012, respectively	140,857	1,573	122,599
TOTAL	73,493,246	971,807	75,723,183

	As of March 31, 2012	As of September 30, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,000,000	120,906	9,421,000
Long-term borrowings —current portion	1,010,000	12,962	1,010,000
Capital lease obligations—current portion	2,997,292	43,341	3,377,167
Accounts payable —trade	9,093,657	121,000	9,428,326
Accounts payable —other	659,266	10,328	804,789
Income taxes payable	2,210,089	11,485	894,931
Accrued expenses	2,277,307	29,795	2,321,581
Deferred income―current	1,495,468	23,670	1,844,368
Other current liabilities	717,342	7,409	577,282
Total current liabilities	29,460,421	380,896	29,679,444
LONG-TERM BORROWINGS	1,990,000	12,577	980,000
CAPITAL LEASE OBLIGATIONS -Noncurrent	4,741,241	72,726	5,666,838
ACCRUED RETIREMENT AND PENSION COSTS -Noncurrent	1,805,683	24,541	1,912,227
DEFERRED TAX LIABILITIES -Noncurrent	652,280	8,434	657,129
DEFERRED INCOME -Noncurrent	1,547,159	23,399	1,823,249
OTHER NONCURRENT LIABILITIES	600,215	8,279	645,073
Total Liabilities	40,796,999	530,852	41,363,960
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 75,520,000 shares; issued and outstanding, 41,295,600 shares at March 31, 2012 and September 30, 2012	16,833,847	216,040	16,833,847
Additional paid-in capital	27,260,318	350,098	27,279,619
Accumulated deficit	(10,990,348)	(119,839)	(9,337,889)
Accumulated other comprehensive loss	(23,533)	(430)	(33,494)
Treasury stock—758,800 shares held by the company at March 31, 2012 and September 30, 2012, respectively	(392,079)	(5,032)	(392,079)
Total Internet Initiative Japan Inc. shareholders' equity	32,688,205	440,837	34,350,004
NONCONTROLLING INTERESTS	8,042	118	9,219
Total equity	32,696,247	440,955	34,359,223
TOTAL	73,493,246	971,807	75,723,183

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY77.92 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of September 28, 2012.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and
Quarterly Consolidated Statements of Other Comprehensive Income (Unaudited)
(For The Six Months Ended September 30, 2011 and September 30, 2012)

Quarterly Consolidated Statements of Income
	Six Months Ended September 30, 2011	Six Months Ended September 30, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	7,276,865	100,303	7,815,625
Internet connectivity services (home use)	2,930,147	35,526	2,768,151
WAN services	12,701,727	161,412	12,577,216
Outsourcing services	8,412,015	116,756	9,097,610
Total	31,320,754	413,997	32,258,602
Systems integration:
Systems construction	5,194,343	85,903	6,693,586
Systems operation and maintenance	9,519,839	133,894	10,433,028
Total	14,714,182	219,797	17,126,614
Equipment sales	610,685	8,236	641,780
ATM operation business	560,887	13,886	1,082,005
Total revenues	47,206,508	655,916	51,109,001
COST AND EXPENSES:
Cost of network services	25,045,706	325,752	25,382,614
Cost of systems integration	11,726,201	180,818	14,089,358
Cost of equipment sales	546,187	7,074	551,245
Cost of ATM operation business	652,854	12,039	938,041
Total cost	37,970,948	525,683	40,961,258
Sales and marketing	3,916,975	50,458	3,931,676
General and administrative	2,707,861	35,229	2,745,077
Research and development	162,517	2,673	208,283
Total cost and expenses	44,758,301	614,043	47,846,294
OPERATING INCOME	2,448,207	41,873	3,262,707
OTHER INCOME (EXPENSE):
Interest income	15,950	190	14,823
Interest expense	(154,689)	(1,863)	(145,163)
Foreign exchange gains (losses)	(9,358)	(641)	(49,997)
Net gains on sales of other investments -net	(170)	174	13,565
Losses on write-down of other investments	(77,460)	(254)	(19,788)
Other -net	68,329	1,285	100,151
Other expense — net	(157,398)	(1,109)	(86,409)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	2,290,809	40,764	3,176,298
INCOME TAX EXPENSE	1,055,254	16,057	1,251,172
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	76,709	1,066	83,088
NET INCOME	1,312,264	25,773	2,008,214
LESS: NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	49,186	(14)	(1,058)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,361,450	25,759	2,007,156

	Six Months Ended September 30, 2011	Six Months Ended September 30, 2012
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,536,800		40,536,800
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,548,600		40,564,800
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,097,200		81,129,600
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	33.59	0.64	49.51
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	33.58	0.64	49.48
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	16.79	0.32	24.76
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	16.79	0.32	24.74

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY77.92 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of September 28, 2012.

Quarterly Consolidated Statements of Other comprehensive income
	Six Months Ended September 30, 2011	Six Months Ended September 30, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
NET INCOME	1,312,264	25,773	2,008,214
Comprehensive income (loss):
Foreign currency translation adjustments	4,512	42	3,299
Unrealized holding gain on securities	24,023	(172)	(13,379)
Defined benefit pension plans	(6,789)	2	119
Total comprehensive income (loss)	1,334,010	25,645	1,998,253
Less: Comprehensive income (loss) attributable to noncontrolling interests	49,186	(14)	(1,058)
Comprehensive income attributable to Internet Initiative Japan Inc.	1,383,196	25,631	1,997,195

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY77.92 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of September 28, 2012.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For The Six Months Ended September 30, 2011 and September 30, 2012)

	Six Months Ended September 30, 2011	Six Months Ended September 30, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,312,264	25,773	2,008,214
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,424,428	46,706	3,639,342
Provision for retirement and pension costs, less payments	88,871	1,370	106,730
Provision for allowance for doubtful accounts	46,551	1	86
Loss on disposal of property and equipment	21,917	30	2,315
Net gains on sales of other investments	170	(174)	(13,565)
Impairment of other investments	77,460	254	19,788
Foreign exchange losses, net	35,796	465	36,218
Equity in net income of equity method investees	(76,709)	(1,066)	(83,088)
Deferred income tax expense	165,782	1,595	124,330
Others	48,686	12	967
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease in accounts receivable	1,932,064	2,277	177,411
Decrease in net investment in sales-type lease―noncurrent	121,191	1,813	141,255
Increase in inventories, prepaid expenses and other current and noncurrent assets	(200,262)	(21,613)	(1,684,108)
Increase (decrease) in accounts payable	(3,896,006)	3,870	301,591
Increase (decrease) in income taxes payable	465,768	(16,950)	(1,320,716)
Increase (decrease) in deferred income-noncurrent	(58,002)	3,543	276,090
Increase in accrued expenses and other current and noncurrent liabilities	778,284	3,047	237,403
Net cash provided by operating activities	4,288,253	50,953	3,970,263
INVESTING ACTIVITIES:
Purchase of property and equipment	(3,381,430)	(35,744)	(2,785,190)
Proceeds from sales of property and equipment	218,566	4,813	375,005
Purchase of available-for-sale securities	(118,948)	(252)	(19,606)
Purchase of other investments	(56,115)	(4,799)	(373,909)
Investment in an equity method investee	--	(1,283)	(100,000)
Proceeds from sales of available-for-sale securities	3,879	--	--
Proceeds from sales of other investments	62,205	1,144	89,117
Payments of guarantee deposits	(18,467)	(288)	(22,473)
Refund of guarantee deposits	20,573	159	12,397
Payments for refundable insurance policies	(6,239)	(5)	(368)
Refund from insurance policies	42,948	--	--
Acquisition of a newly controlled company, net of cash acquired	--	(2,940)	(229,058)
Other	(516)	1	60
Net cash used in investing activities	(3,233,544)	(39,194)	(3,054,025)

	Six Months Ended September 30, 2011	Six Months Ended September 30, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	3,320,000	270	21,000
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(500,000)	(12,962)	(1,010,000)
Principal payments under capital leases	(1,593,510)	(23,263)	(1,812,654)
Net decrease in short-term borrowings with initial maturities less than three months	(4,280,000)	5,133	400,000
Dividends paid	(304,026)	(4,552)	(354,697)
Net cash used in financing activities	(3,357,536)	(35,374)	(2,756,351)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(36,335)	(337)	(26,261)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,339,162)	(23,952)	(1,866,374)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	13,313,615	173,727	13,536,824
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	10,974,453	149,775	11,670,450

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	151,202	1,872	145,876
Income taxes paid	318,190	29,369	2,288,440

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	3,063,124	40,017	3,118,126
Facilities purchase liabilities	560,005	10,328	804,789
Asset retirement obligation	42,273	--	--
Acquisition of a company:
Assets acquired	--	5,187	404,140
Liabilities assumed	--	1,339	104,321
Noncontrolling interests	--	2	119
Cash paid	--	3,846	299,700
Cash including acquired assets	--	906	70,642
Acquisition of a newly controlled company, net of cash acquired	--	2,940	229,058

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY77.92 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of September 28, 2012.

Going Concern Assumption (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Six Months Ended September 30, 2011	Six Months Ended September 30, 2012
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	46,893,894	50,310,706
Customers	46,645,621	50,026,996
Intersegment	248,273	283,710
ATM operation business	560,887	1,082,005
Customers	560,887	1,082,005
Intersegment	－	－
Elimination	248,273	283,710
Consolidated total	47,206,508	51,109,001
Segment profit or loss:
	Six Months Ended September 30, 2011	Six Months Ended September 30, 2012
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	2,658,464	3,260,156
ATM operation business	(163,814)	82,920
Elimination	46,443	80,369
Consolidated operating income	2,448,207	3,262,707

Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Subsequent Events (Unaudited)
IIJ conducted a 1:200 stock split on common stock, with an effective date of October 1, 2012. Simultaneously IIJ adopted the unit share system which sets a share-trading unit as 100 shares.

2nd Quarter FY2012 Consolidated Financial Results (3 months)

The following tables are highlight data of 2nd Quarter FY2012 consolidated financial results (unaudited, from April 1, 2012 to September 30, 2012).

Operating Results Summary
			YoY %
	2Q11	2Q12	Change
	JPY millions	JPY millions
Total Revenues:	23,845	26,268	10.2
Network Services	15,800	16,167	2.3
SI	7,493	9,175	22.5
Equipment Sales	235	311	32.5
ATM Operation Business	317	615	93.6
Cost of Revenues:	19,111	20,939	9.6
Network Services	12,606	12,619	0.1
SI	5,957	7,526	26.3
Equipment Sales	207	277	34.3
ATM Operation Business	341	517	51.5
SG&A Expenses and R&D	3,200	3,440	7.5
Operating Income	1,534	1,889	23.2
Income before Income Tax Expense	1,425	1,803	26.5
Net Income attributable to IIJ	849	1,110	30.8
Network Service Revenue Breakdown
			YoY %
	2Q11	2Q12	Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	3,697	3,951	6.9
IP Service	2,363	2,495	5.6
IIJ FiberAccess/F and IIJ DSL/F	781	804	2.9
IIJ Mobile Service	491	592	20.6
Others	62	60	(2.7)
Internet Connectivity Service (Home Use)	1,445	1,340	(7.3)
Under IIJ Brand	226	303	33.8
hi-ho	1,074	882	(17.9)
OEM	145	155	6.7
WAN Services	6,391	6,264	(2.0)
Outsourcing Services	4,267	4,612	8.1
Network Services Revenues	15,800	16,167	2.3

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	2Q11	2Q12
	JPY millions	JPY millions
Adjusted EBITDA	3,294	3,730
Depreciation and Amortization	1,760	1,841
Operating Income	1,534	1,889
Other Income (Expense)	(108)	(86)
Income Tax Expense	631	736
Equity in Net Income (Loss) of Equity Method Investees	36	50
Net income	831	1,117
Net income attributable to noncontrolling interests	18	(7)
Net Income attributable to IIJ	849	1,110

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	2Q11	2Q12
	JPY millions	JPY millions
CAPEX, including capital leases	3,567	2,606
Acquisition of Assets by Entering into Capital Leases	2,263	1,479
Purchase of Property and Equipment	1,304	1,127

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(Three Months ended September 30, 2011 and September 30, 2012)

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	3,696,700	50,704	3,950,858
Internet connectivity services (home use)	1,444,977	17,184	1,339,001
WAN services	6,391,481	80,401	6,264,795
Outsourcing services	4,266,495	59,194	4,612,416
Total	15,799,653	207,483	16,167,070
Systems integration:
Systems Construction	2,677,479	50,484	3,933,690
Systems Operation and Maintenance	4,815,341	67,266	5,241,338
Total	7,492,820	117,750	9,175,028
Equipment sales	234,784	3,993	311,145
ATM operation business	317,474	7,886	614,495
Total revenues	23,844,731	337,112	26,267,738
COST AND EXPENSES:
Cost of network services	12,605,651	161,943	12,618,608
Cost of systems integration	5,956,556	96,580	7,525,533
Cost of equipment sales	207,203	3,571	278,206
Cost of ATM operation business	341,333	6,634	516,954
Total cost	19,110,743	268,728	20,939,301
Sales and marketing	1,961,469	25,685	2,001,385
General and administrative	1,154,957	17,121	1,334,025
Research and development	83,925	1,339	104,343
Total cost and expenses	22,311,094	312,873	24,379,054
OPERATING INCOME	1,533,637	24,239	1,888,684
OTHER INCOME (EXPENSE):
Interest income	8,652	85	6,630
Interest expense	(75,121)	(946)	(73,726)
Foreign exchange losses	(9,374)	(380)	(29,579)
Net gains (losses) on sales of other investments -net	(170)	174	13,563
Losses on write-down of other investments	(77,460)	(229)	(17,825)
Other—net	45,208	196	15,271
Other expense — net	(108,265)	(1,100)	(85,666)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME IN EQUITY METHOD INVESTEES	1,425,372	23,139	1,803,018
INCOME TAX EXPENSE	630,707	9,451	736,412
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	36,682	645	50,201
NET INCOME	831,347	14,333	1,116,807
LESS: NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	17,838	(82)	(6,358)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	849,185	14,251	1,110,449

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2012
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,536,800		40,536,800
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,560,200		40,569,000
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,120,400		81,138,000
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	20.95	0.35	27.39
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	20.94	0.35	27.37
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	10.47	0.18	13.70
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	10.47	0.18	13.69

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY77.92 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of September 28, 2012.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended September 30, 2011 and September 30, 2012)

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	831,347	14,333	1,116,807
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,760,537	23,627	1,841,047
Provision for retirement and pension costs, less payments	31,912	692	53,919
Provision for allowance for doubtful accounts and advances	22,746	2	145
Loss on disposal of property and equipment	5,316	16	1,271
Net losses (gains) on sales of other investments	170	(174)	(13,563)
Impairment of other investments	77,460	229	17,825
Foreign exchange gains, net	5,669	30	2,373
Equity in net income of equity method investees	(36,682)	(644)	(50,201)
Deferred income tax benefit	(140,003)	(350)	(27,279)
Others	38,632	293	22,818
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Increase in accounts receivable	(413,487)	(15,939)	(1,241,974)
Decrease in net investment in sales-type lease―noncurrent	24,794	1,260	98,205
Decrease in inventories, prepaid expenses and other current and noncurrent assets	1,798,644	3,318	258,544
Increase (decrease) in accounts payable	(1,345,398)	2,259	175,983
Increase in income taxes payable	744,936	9,295	724,293
Increase (decrease) in deferred income― noncurrent	(442,376)	3,479	271,080
Increase (decrease) in accrued expenses, other current and noncurrent liabilities	1,468	(9,052)	(705,353)
Net cash provided by operating activities	2,965,685	32,674	2,545,940
INVESTING ACTIVITIES:
Purchase of property and equipment	(1,303,549)	(14,462)	(1,126,849)
Proceeds from sales of property and equipment	101,971	2,705	210,799
Purchase of available-for-sale securities	(41,123)	(45)	(3,503)
Purchase of other investments	(6,115)	(765)	(59,599)
Proceeds from sales of available-for-sale securities	3,879	--	--
Proceeds from sales of other investments	53,262	886	68,996
Payments of guarantee deposits	(16,260)	(279)	(21,708)
Refund of guarantee deposits	878	34	2,646
Payments for refundable insurance policies	(413)	(2)	(187)
Refund from insurance policies	42,948	--	--
Other	(480)	87	6,773
Net cash used in investing activities	(1,165,002)	(11,841)	(922,632)

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	3,120,000	270	21,000
Repayments of short-term borrowings with initial maturities over three months long-term borrowings	(500,000)	(12,962)	(1,010,000)
Principal payments under capital leases	(790,752)	(12,005)	(935,440)
Net Increase (decrease) in short-term borrowings with initial maturities less than three months	(4,080,000)	6,416	500,000
Net cash used in financing activities	(2,250,752)	(18,281)	(1,424,440)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(10,374)	20	1,490

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(460,443)	2,572	200,358
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	11,434,896	147,203	11,470,092
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	10,974,453	149,775	11,670,450

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY77.92 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of September 28, 2012.

(Note2) The above presentation for the three months ended March 31, 2011 has been changed to conform to the presentation for the three months ended March 31, 2012.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the six months ended September 30, 2012 ("FY2012 1H") in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Six Months Ended September 30, 2012
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]
November 8, 2012
Company name: Internet Initiative Japan Inc.	Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774	URL: http://www.iij.ad.jp/
Representative: Koichi Suzuki, President, Representative Director and CEO
Contact: Akihisa Watai, Managing Director and CFO	TEL: (03) 5259-6500
Filing of quarterly report (Shihanki-houkokusho) to the regulatory organization in Japan: Scheduled on November 14, 2012
Payment of dividend: December 6, 2012
Supplemental material on this Quarterly Results: Yes
Presentation on this Quarterly Results: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)
1. Consolidated Financial Results for the Six Months Ended September 30, 2012
(April 1, 2012 to September 30, 2012)
(1) Consolidated Results of Operations							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	％	JPY millions	％	JPY millions	％	JPY millions	％
Six Months Ended September 30, 2012	51,109	8.3	3,263	33.3	3,176	38.7	2,007	47.4
Six Months Ended September 30, 2011	47,207	37.7	2,488	103.8	2,291	127.7	1,361	58.4
(Note1) Total comprehensive income attributable to IIJ
Six Months Ended September 30, 2012: JPY1,998 million (up 49.8% YoY)
Six Months Ended September 30, 2011: JPY1,334 million (up 115.7% YoY)
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Six Months Ended September 30, 2012	49.51	49.48
Six Months Ended September 30, 2011	33.59	33.58

(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, basic net income attributable to IIJ per share and diluted net income attributable to IIJ per share have been calculated as if the stock split was conducted at the beginning of the previous consolidated fiscal year.

(2) Consolidated Financial Position
	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets
	JPY millions	JPY millions	JPY millions	%
As of September 30, 2012	75,723	34,359	34,350	45.4
As of March 31, 2012	73,493	32,696	32,688	44.5

2. Dividends
	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2012	--	1,500.00	--	1,750.00	3,250.00
Fiscal Year Ending March 31, 2013	--	1,750.00
Fiscal Year Ending March 31, 2013 (Target)			--	8.75	1,758.75
(Note1) Changes in the latest forecasts released: None
(Note2) The year-end dividend forecast per share for the fiscal year ending March 31, 2013 was adjusted, taking into account a 1:200 stock split on common stock, with an effective date of October 1, 2012.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2013
(April 1, 2012 through March 31, 2013)									(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income Attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal Year Ending March 31, 2013	107,000	10.0	7,500	18.0	6,900	15.5	4,000	9.9	98.68
(Note1) Changes in the latest forecasts released: None
(Note2) Basic net income attributable to IIJ per share for the fiscal year ending march 31, 2013 was adjusted, taking into account a 1:200 stock split on common stock, with an effective date of October 1, 2012.

4. Others
(1) Changes in Significant Subsidiaries for the Six Months Ended September 30, 2012
(Changes in significant subsidiaries for the Six Months Ended September 30, 2012 which resulted in changes in scope of consolidation): None

(2) Changes in Significant Accounting and Reporting Policies for the Quarterly Consolidated Financial Statements
1) Changes due to the revision of accounting standards: Yes
2) Others: No

(3) Number of Shares Outstanding (Shares of Common Stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of September 30, 2012: 41,295,600 shares
As of March 31, 2012: 41,295,600 shares
2) The number of treasury stock:
As of September 30, 2012: 758,800 shares
As of March 31, 2012: 758,800 shares
3) The weighted average number of shares outstanding:
For the Six Months Ended September 30, 2012: 40,536,800 shares
For the Six Months Ended September 30, 2011: 40,536,800 shares

(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Number of shares outstanding (shares of common stock) in the above have been calculated as if the stock split was conducted at the beginning of the previous fiscal year (April 1, 2011).
CONTACT: Internet Initiative Japan Inc.
         E-mail: ir@iij.ad.jp Tel: +81-3-5259-6500
         URL: http://www.iij.ad.jp/en/ir